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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2005
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. MC-24, NR-25, MC-26, MC-27, MC-28, NR 29, NR-30

2. Interim Financials, CEO/CFO Certifications, Management Discussion & Analysis, for the period ended June 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SEC 1815 (11-2002)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   August 2, 2005

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

August 11, 2005
Vancouver Stockwatch
Market News
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) has issued 60,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland. The shares are subject to a hold period and may not be traded until November 30, 2005.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-24, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                        President
                        (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of August, 2005.

cc: TSX Venture Exchange
        Alberta Securities Commission
        B.C. Securities Commission



SCHEDULE A

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 11, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release: #05-24

Commander Resources Ltd. (CMD – TSX Venture) has issued 60,000 common shares to Black Bart Prospecting Inc. under the terms of an option agreement dated July 31, 2003, relating to the acquisition of a 100% interest in the Big Hill Property, Newfoundland. The shares are subject to a hold period and may not be traded until November 30, 2005.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 15, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release: #05-25

BAFFIN PROJECT UPDATE

Commander Resources Ltd. (CMD-TSX Venture) provides an update on its continuing Baffin Island Gold Project. To date, approximately 1500 metres of diamond drilling in 20 shallow holes has been completed on the Ridge Lake Prospect with detailed geological mapping, channel sampling and ground geophysics completed on the Durette and 2369 prospect areas. The initial drill pattern was designed to test several target areas chosen based on surface mineralization, geology and geophysics. Assay results from surface channel samples collected from the Durette and 2369 prospect areas and the first 10-12 drill holes at Ridge Lake should be available within a couple of weeks.

At Ridge Lake, the iron formation in several of the holes shows strong indications of shearing and alteration indicative of an intense mineralizing system. Newly discovered this year was the occurrence of two iron formation units in the Ridge Lake West area where drill holes were deeper. This compares to only one seen so far in the drilling at Ridge Lake East where holes were drilled to a shallower depth, suggesting the possibility that deeper drilling may be required at Ridge Lake East to hit the lower iron formation unit.

The detailed ground magnetic survey completed on Ridge Lake in the spring revealed some structural trends and complexes that are in excess of one kilometre long each and appear to be controlling the more intensely altered portions of the iron formation. Using this structural information in conjunction with known surface mineralization we have now identified new key target areas that will be further ranked based on the assay results from the first pass of drilling.

At Durette, detailed geological mapping has determined that the gold values recovered from the prospect area last year are hosted in a different stratigraphic sequence to that found at Malrok and Ridge Lake. At Durette, a thick silicified iron formation and recrystallized quartzite package is carrying the gold values. The package is thick and individual sections are in excess of 500 metres in strike length and occur over a 2 kilometre area before diving under cover. Arsenopyrite is locally abundant. Results from this year's sampling should be available in the next couple of weeks and will be used to outline drill targets.

The find at Durette is significant in that it demonstrates the potential for significant gold mineralization to occur outside of the stratigraphic iron formation units. The quartzite sequence is thick and could provide for a much more robust target.   In addition, this discovery opens up the potential for the same succession on other parts of the property, including in the mineralized systems at Ridge Lake and Malrok.

More information on these target areas including previously reported results can be found on the Company's website at www.commanderresources.com.

Allan Armitage, PhD, P.Geo is managing the Baffin project this year. Allan has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the 2005 project. Dr. Allan Armitage, P.Geo will be managing all aspects of the 2005 field program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   August 18, 2005

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

August 18, 2005
CCN Matthews Newswire Service
SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) reports analyses of 17 grab samples collected as part of the first exploration program on the Blue Hills and White Bear River, N.F. properties located just north of the port of Burgeo on the south coast of Newfoundland.

At the Blue Hills Property:

- Bedrock samples near the previously reported channel samples on the Main prospect ran 2.06% U_3O_8 (45.32 pounds per tonne U_3O_8) and 0.422 % U_3O_8 (9.28 pounds per tonne U_3O_8)
- A boulder sample located 400 metres to the south of the Main prospect assayed 1.14% U_3O_8 or 25.08 pounds per tonne U_3O_8
- A subcrop sample from the Baggs Hill prospect assayed 0.155% U_3O_8 or 3.41 pounds per tonne U_3O_8 , and;
- A bedrock sample from the Chan prospect returned 0.16% U_3O_8 (3.52 pounds per tonne U_3O_8).

On the White Bear River Property, three angular boulders from the #3 prospect returned values from five samples including 0.564% U_3O_8, 0.512% U_3O_8 and 0.714% U_3O_8 (12.4, 11.5 and 15.7 pounds per tonne, respectively). A bedrock sample from the #2 prospect ran 0.108% U_3O_8 or 2.38 pounds per tonne U_3O_8.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-26, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

                            Contact: Kenneth E. Leigh
                                                                  President
                                                                  (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of August, 2005.

cc: TSX Venture Exchange
                Alberta Securities Commission
                B.C. Securities Commission



Schedule A

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: August 18, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release #05-26

HIGH GRADE URANIUM RESULTS UP TO 2% U_3O_8 FROM NEWFOUNDLAND

COMMANDER RESOURCES LTD. (CMD-TSX-V) reports analyses of 17 grab samples collected as part of the first exploration program on the Blue Hills and White Bear River, N.F. properties located just north of the port of Burgeo on the south coast of Newfoundland. These samples were submitted to the lab after review of the larger chip sample results reported on CCN Matthews on July 12, 2005. The grab samples were collected from specific sites in the area of the larger samples and from outcrop and boulders where historical results were reported.

At the Blue Hills Property:

- Bedrock samples near the previously reported channel samples on the Main prospect ran 2.06% U_3O_8 (45.32 pounds per tonne U_3O_8) and 0.422 % U_3O_8 (9.28 pounds per tonne U_3O_8)
- A boulder sample located 400 metres to the south of the Main prospect assayed 1.14% U_3O_8or 25.08 pounds per tonne U_3O_8
- A subcrop sample from the Baggs Hill prospect assayed 0.155% U_3O_8 or 3.41 pounds per tonne U_3O_8 , and;
- A bedrock sample from the Chan prospect returned 0.16% U_3O_8 (3.52 pounds per tonne U_3O_8).

On the White Bear River Property, three angular boulders from the #3 prospect returned values from five samples including 0.564% U_3O_8, 0.512% U_3O_8 and 0.714% U_3O_8 (12.4, 11.5 and 15.7 pounds per tonne, respectively). A bedrock sample from the #2 prospect ran 0.108% U_3O_8 or 2.38 pounds per tonne U_3O_8.

The results verify and confirm the historical high uranium values reported by Shell Canada and the Central Electricity Generating Board (CEGB) as reported in the Company's news release dated February 22, 2005.

A follow-up program is being finalized for September to include sampling and mapping and a combination of basal till soil sampling and machine trenching and sampling using a back-hoe. Results of this next phase of work will be used to prioritize targets for drill-testing late this year and through the winter.

Uranium mineralization on both properties appears stratabound hosted within a sedimentary and volcanic basin with several oxidized and reduced sequences which may provide for good size potential. Glacial overburden is thin but extensive limiting bedrock exposure to small "windows."

All grab sample results are shown in a table and map on the Company's website.

The property has not been previously drilled, is located close to a paved highway, close to a sea port and is in a sparsely vegetated area.

The samples were processed by the Geoanalytical Laboratories at the Saskatchewan Research Council ("SRC"), Saskatoon, Saskatchewan, an independent laboratory. SRC GeoAnalytical Laboratories is licensed by the Canadian Nuclear Safety Commission. In addition, SRC GeoAnalytical Laboratories is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests and holds a Certification of Laboratory Proficiency by the Standards Council of Canada.

Samples were crushed to 60% - 2 mm. Approximately 200g of crush is riffled out then ground in a chrome steel grinding mill to 90% - 106 microns. Replicates are chosen at random and another 200g of crush is riffled and ground. The pulp is digested in aqua regia leach and diluted. The solutions are then analyzed by ICP for % U_3O_8.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh
President & CEO


For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for
the adequacy or accuracy of this news release.


Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   September 7, 2005

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

September 7, 2005
CCN Matthews Newswire Service
SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) has discovered a new gold zone on the Ridge Lake Prospect, Baffin Island Gold Project, highlighted by hole 05-35 which cut **10.63 g/t gold over 8.89 metres** including **21.30 g/t gold over 4.24 metres** at a shallow depth of 89 metres. The intercept is within a newly-recognized lower gold-bearing "sulphide-facies" iron formation unit that starts at surface and remains open. The discovery confirms the potential for thick, high-grade gold zones within 100 metres of surface on the property.

Drill hole Results

Hole	from	to	Length	Gold	Length	Gold	Iron formation LIF = Lower UIF = Upper
2005 Holes	(m)	(m)	(m)	(g/t)	(feet)	(oz/t)	
05-19	35.07	36.97	1.90	10.24	6.23	0.30	UIF
05-32	25.25	26.87	1.62	14.16	5.31	0.41	UIF
including	25.25	26	0.75	27.71	2.46	0.81	
	80.08	83.77	3.69	3.46	12.10	0.10	LIF
05-33	91.97	96.01	4.04	2.84	13.25	0.08	LIF
05-35	84.45	93.34	8.89	10.63	29.16	0.31	LIF
including	89.1	93.34	4.24	21.30	13.90	0.62	
including	89.1	90.1	1.00	27.95	3.28	0.81	
and	90.1	91.1	1.00	36.21	3.28	1.06	
and	91.1	92.1	1.00	19.51	3.28	0.57	
05-36	88.22	90.09	1.87	5.39	6.13	0.16	
2004 Holes							
04-02	67.05	69.2	2.15	17.48	7.05	0.51	LIF
including	68.05	69.20	1.15	31.34	3.77	0.91	
04-08	35.13	37.61	2.48	5.44	8.13	0.16	LIF
	35.63	37.13	1.50	7.08	4.92	0.20	
04-09	28.68	30.18	1.50	15.06	4.92	0.44	LIF
04-10	35.08	41.73	6.65	4.08	21.81	0.12	LIF
including	35.08	36.14	1.06	12.00	3.47	0.35	

NOTE: True width is 90-95% of drilled width.

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-27, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:	Kenneth E. Leigh
	President
	(604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 7th day of September, 2005.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street	Date: September 7, 2005
Vancouver, B.C. V6C 3A8	TSX Venture Exchange: CMD
Tel. (604) 685-5254	Shares Issued: 36,226,423
Fax: (604) 685-2814	News Release: #05-27

BAFFIN DRILLING CUTS 21.30 g/t GOLD OVER 4.24 METRES

Commander Resources Ltd. (CMD-TSX Venture) has discovered a new gold zone on the Ridge Lake Prospect, Baffin Island Gold Project, highlighted by hole 05-35 which cut **10.63 g/t gold over 8.89 metres** including **21.30 g/t gold over 4.24 metres** at a shallow depth of 89 metres. The intercept is within a newly-recognized lower gold-bearing "sulphide-facies" iron formation unit that starts at surface and remains open. The discovery confirms the potential for thick, high-grade gold zones within 100 metres of surface on the property.

The recognition of two stacked auriferous iron formations (upper "silicate-facies" and lower "sulphide-facies") and the identification of a prominent east-west structural corridor, strong folding, locally intense shearing and alteration expands the gold potential of the entire property.   The drilled interval is close to (95%) true thickness.

Hole 05-35 is the deepest of several drilled in a pattern to follow-up hole 04-08 drilled last year that intersected 5.44 g/t gold over 2.48 metres.   Holes drilled 50 to 80 metres to the west and north of 05-35 intersected the same thick gold-bearing lower iron formation at shallower depths with gold grades ranging from 2.8 g/t to 5.4 g/t gold. In addition, the upper silicate-facies iron formation in hole 05-32 cut 14.16 g/t gold over 1.62 metres. A complete table of the drill results, a drill plan map and a longitudinal section can be found on the Company's website.

This type of drill success is very typical in "iron formation" gold deposits where high-grade "sweet" spots may only be 10's of metres wide but extend for hundreds of metres within broader, lower grade gold zones along the main structural control direction.   Of greater significance at Ridge Lake is the opportunity for shallow, open-pittable high-grade zones indicated by the amount of gold seen on surface along the 3.5 kilometre prospect and the success achieved by the limited drilling to date.

East of hole 05-35, the prospective lower iron formation is open for about 1000 metres where there has either been no drilling or shallow drilling prior to the recognition of the lower iron formation.   Holes 05-13 through 05-28, drilled in an area 650 metres east of hole 05-35, only tested the upper "silicate-facies" iron formation. Most of the holes contained gold values with the best result being 10.24 g/t gold over 1.90 metres in hole 05-19.   The lower iron formation unit remains un-tested over the entire eastern area. Also, a tightly folded portion of the iron formation where some of our highest gold grades were recovered last year has not yet been adequately tested due to the presence of heavy snow early in the season and structural complications. Weather permitting, the current drill program will test this high-grade area and the lower iron formation before the 2005 drill program ends.

At this time, another high priority gold target located 450 metres west of drill hole 05-35 is being drill tested. Here, preliminary drilling in 2004 (holes 04-02, 04-09 and 04-10 shown in table below) returned high grade gold values within what is now interpreted to be the same unit that hosts gold in hole 05-35 and could possibly be part of the same mineralized system or zone.

Ridge Lake, one of 14 gold prospect areas and only the second to be drill-tested on the Company's Baffin Island gold project has produced numerous rock chip and channel samples ranging from 5 g/t gold to over 100 g/t gold over a 3.5 kilometre strike length. Only small portions of this length has been drill-tested and only to a depth of about 100 metres. A total of 2657 metres in 37 holes has been drilled on Ridge Lake of which 1857 metres in 25 shallow holes from 14 collar locations has been completed so far this year.   Drilling resumed recently after a short break.

Selected Drill hole Results

Hole	from	to	Length	Gold	Length	Gold	Iron formation LIF = Lower UIF = Upper
2005 Holes	(m)	(m)	(m)	(g/t)	(feet)	(oz/t)	
05-19	35.07	36.97	1.90	10.24	6.23	0.30	UIF
05-32	25.25	26.87	1.62	14.16	5.31	0.41	UIF
including	25.25	26	0.75	27.71	2.46	0.81	
	80.08	83.77	3.69	3.46	12.10	0.10	LIF
05-33	91.97	96.01	4.04	2.84	13.25	0.08	LIF
05-35	84.45	93.34	8.89	10.63	29.16	0.31	LIF
including	89.1	93.34	4.24	21.30	13.90	0.62	
including	89.1	90.1	1.00	27.95	3.28	0.81	
and	90.1	91.1	1.00	36.21	3.28	1.06	
and	91.1	92.1	1.00	19.51	3.28	0.57	
05-36	88.22	90.09	1.87	5.39	6.13	0.16	
2004 Holes							
04-02	67.05	69.2	2.15	17.48	7.05	0.51	LIF
including	68.05	69.20	1.15	31.34	3.77	0.91	
04-08	35.13	37.61	2.48	5.44	8.13	0.16	LIF
	35.63	37.13	1.50	7.08	4.92	0.20	
04-09	28.68	30.18	1.50	15.06	4.92	0.44	LIF
04-10	35.08	41.73	6.65	4.08	21.81	0.12	LIF
including	35.08	36.14	1.06	12.00	3.47	0.35	

NOTE: True width is 90-95% of drilled width.

Holes 05-30 and 05-31 appear to have hit a hangingwall sequence in a fault block without reaching the target depth of either the upper or lower iron formation units. Both units are expected to be found deeper in the section and will be tested by drilling in a later program.

The Company is highly encouraged with the thickness and grade potential demonstrated by the lower iron formation unit and the clear opportunity that exists for economic gold mineralization to occur.   As reported in the Company's news release in Stockwatch dated August 15, 2005, the Durette prospect area, located about 50 kilometres to the east from Ridge Lake demonstrates the added potential for significant gold mineralization in a third, stratigraphically higher unit in the sequence outside of the upper and lower iron formation units. With at least three stacked productive units now recognized, the project has taken on an entirely new scope. Results from surface samples collected from Durette and other gold prospects during the 2005 ground work will be reported when all information is received and interpreted.

Dr. Allan Armitage, PhD, P.Geo who is managing the Baffin Project has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the 2005 project.

All assaying of drill core is completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. Drill core analysis is performed on saw cut, half NQ core with standard fire assay procedures and a gravimetric finish (1 assay ton). A QA/QC program involves the insertion by Commander of at least one of each external standard (low to high grade Au), and one blank per short drill hole, typically within an iron formation interval. TSL completes its own internal QA/QC program by inserting a standard, and several pulp duplicates in every batch of 20 analyses. The QA/QC procedures and results are monitored through the duration of the program.

About Commander Resources Ltd.
Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.

Form 51-102F3
Material Change Report

Item 1   Name and Address of Company

> Commander Resources Ltd.
> Suite 510, 510 Burrard Street
> Vancouver, B.C.
> V6C 3A8

Item 2   Date of Material Change

State the date of the material change.   September 14, 2005

Item 3   News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

> September 14, 2005
> CCN Matthews Newswire Service
> SEDAR

Item 4   Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces that detailed ground work at the Durette prospect has outlined a major new gold target on Baffin Island. Extensive chip and channel sampling returned 40 samples exceeding 1 gram per tonne gold, with 10 of these samples ranging from 11 to 47 grams per tonne gold. The best channel samples were 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres. The samples are scattered along a 500 metre strike length which runs into a lake at the east end and in is observed in the overburden to the west. 250 metres further west from the main area a single grab sample runs 17 grams per tonne gold. A map and sample results are posted on the Company's website at www.commanderresources.com

Item 5   Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-28, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact: Kenneth E. Leigh
                            President
                            (604) 685-5254

Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of September, 2005.

cc: TSX Venture Exchange
         Alberta Securities Commission
         B.C. Securities Commission



Schedule A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 14, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release: #05-28

COMMANDER CUTS 28.9 g/t GOLD OVER 2M IN CHANNEL SAMPLING AT DURETTE

Commander Resources Ltd. (CMD-TSX Venture) announces that detailed ground work at the Durette prospect has outlined a major new gold target on Baffin Island. Extensive chip and channel sampling returned 40 samples exceeding 1 gram per tonne gold, with 10 of these samples ranging from 11 to 47 grams per tonne gold. The best channel samples were 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres. The samples are scattered along a 500 metre strike length which runs into a lake at the east end and in is observed in the overburden to the west. 250 metres further west from the main area a single grab sample runs 17 grams per tonne gold. A map showing the sample results and geology may be found on the Company's website at (www.commanderresources.com).

The gold mineralization discovered on surface at Durette is hosted by a quartzite unit that occurs stratigraphically above the iron formation units that are host to gold at the Ridge Lake and Malrok prospects further to the west. The gold mineralization is associated with a strong quartz vein stock work and abundant arsenopyrite-pyrrhotite mineralization in fracture fillings and disseminations. This is the third level of gold mineralization discovered and demonstrates the potential for a much thicker mineralized package with open vertical extent. It is anticipated that the two gold-bearing iron formations will be found at depth at Durette within a very intense mineralized system.

The local geological sequences hosting gold at Durette suggests that a strong east-west structure dominated by a prominent fault was a principal control on the mineralization event in the quartzite and may have also cut the two iron formations deeper in the sequence. In addition, interpretation of the geophysical data indicates that this east-west structural corridor may have been the main control on the mineralization at the Ridge Lake and Malrok prospects. The quartzite unit has not been evaluated on the property and represents a new target opportunity.

Geophysical work also shows that the gold bearing zone is co-incident with a strong EM-conductor which extends into the lake and appears to reflect the thick zone of massive arsenopyrite-pyrrhotite lenses within the quartzite.

The Durette prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt on central Baffin Island which covers over 700,000 acres. Durette was discovered initially by prospecting in 2004 after 2003 sampling located 2-3 g/t gold values.

Durette is now drill ready and is one of a number of high priority targets developed in 2005.

Dr. Allan Armitage, PhD, P.Geo who is managing the Baffin Project has extensive experience with iron formation gold deposits and Arctic geology. He was formerly Chief Geologist at Comaplex Minerals where he was primarily involved in the Meliadine gold project near Rankin Inlet, Nunavut.

Bernard Kahlert, P.Eng is the Company's Qualified Person under N.I. 43-101 for the 2005 project.

All assaying of rock samples was completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan with standard fire assay procedures and a gravimetric finish (1 assay ton). The QA/QC procedures and results are monitored through the duration of the program.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President


For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept
responsibility for the adequacy or accuracy of this news release.




Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 22, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release #05-29

URANIUM EXPLORATION PROGRAM BEGINS IN NEWFOUNDLAND

COMMANDER RESOURCES LTD. (CMD-TSX-V) reports the start of the second phase of exploration work on the Blue Hills and White Bear River, N.F. properties located just north of the port of Burgeo on the south coast of Newfoundland. The program will include prospecting, mapping and a combination of basal till soil sampling and machine trenching and sampling using a back-hoe. Results of this next phase of work will be used to prioritize targets for drill-testing late this year and through the winter.

Uranium mineralization on both properties appears stratabound hosted within a sedimentary and volcanic basin with several oxidized and reduced sequences which may provide for good size potential. Glacial overburden is thin but extensive limiting bedrock exposure to small "windows."
The mechanical trenching will open up larger areas for sampling and mapping and the basal till sampling will provide bedrock data immediately beneath the till cover.

Results from the first phase of work were previously reported in Company news releases dated July 12 and August 18, 2005. This work returned values from bedrock samples grading up to 2.06% U_3O_8 (45.32 pounds per tonne U_3O_8) and widely scattered boulders grading up to 1.14% U_3O_8 or 25.08 pounds per tonne U_3O_8.

The property has not been previously drilled, is located close to a paved highway, close to a sea port and is in a sparsely vegetated area. The uranium spot price is currently in excess of US$30 per pound and the long term uranium market outlook remains positive. The projected supply shortfall to meet this demand and future depletion of existing high grade uranium deposits means exploration and discovery of new resources must take place in the near term.

Bernard Kahlert (P.Eng), V.P. Exploration is the Qualified Person under N.I. 43-101 supervising all aspects of the program.

ON BEHALF OF THE BOARD:

Kenneth E. Leigh
President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

Form 51-102F3
Material Change Report

Item 1   **Name and Address of Company**

Commander Resources Ltd.
Suite 510, 510 Burrard Street
Vancouver, B.C.
V6C 3A8

Item 2   **Date of Material Change**

State the date of the material change.   September 22, 2005

Item 3   **News Release**

State the date and method(s) of dissemination of the news release issued under section 7.1 of National
Instrument 51–102.
                                                September 22, 2005
                                                Stockwatch
                                                SEDAR

Item 4   **Summary of Material Change**

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement comprising up to
1,750,000 flow-through common shares at $0.35 per flow-through share and up to 1,400,000 non flow-through Units at
$0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant. Each
whole warrant is exercisable into one common share for 1 year from the date of completion at a price of $0.45 per
common share.

Finder's fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the
Baffin Island Gold Project, Nunavut as well as general working capital.

Item 5   **Full Description of Material Change**

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to
appreciate the significance and impact of the material change without having to refer to other
material. Management is in the best position to determine what facts are significant and must disclose
those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and
conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values,
reasons for the change, and a general comment on the probable impact on the issuer or its
subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #05-30, a copy of which is attached hereto as Schedule "A".

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7   Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.


Contact: Kenneth E. Leigh
President
(604) 685-5254


Item 9   Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 5th day of October, 2005.

cc: TSX Venture Exchange
Alberta Securities Commission
B.C. Securities Commission



Schedule A

COMMANDER RESOURCES LTD.

Suite 510, 510 Burrard Street
Vancouver, B.C. V6C 3A8
Tel. (604) 685-5254
Fax: (604) 685-2814

Date: September 22, 2005
TSX Venture Exchange: CMD
Shares Issued: 36,226,423
News Release: #05-30

PRIVATE PLACEMENT FINANCING

Commander Resources Ltd. (CMD-TSX Venture) is arranging a non-brokered private placement comprising up to 1,750,000 flow-through common shares at $0.35 per flow-through share and up to 1,400,000 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant is exercisable into one common share for 1 year from the date of completion at a price of $0.45 per common share.

Finder's fees of 7% of the gross proceeds may be payable in cash or shares on a portion of this placement.

Proceeds from the financing will be used primarily to fund exploration on the Newfoundland Uranium Properties and the Baffin Island Gold Project, Nunavut as well as general working capital.

This financing is subject to acceptance by the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with a diversified portfolio of gold, copper-gold, nickel and uranium projects across Canada with focus on a large, emerging new gold district on Baffin Island. Commander's mission is to generate or acquire quality opportunities at a low cost and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets. The company has exposure to the diamond sector through an equity position in Diamonds North Resources Ltd.

On Behalf of the Board of Directors,

Kenneth E. Leigh
President

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



FINANCIAL STATEMENTS

For the Six Months Ended
June 30, 2005

(See Notice)

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. ("the Company"), for the six months ended June 30, 2005, have been prepared by management and have not been the subject of a review by the Company's independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets

	June 30, 2005	December 31, 2004 (Audited)
ASSETS		
Current assets		
Cash and cash equivalents	$ 294,786	$ 749,464
Cash, exploration funds (Note 12)	908,443	488,500
Marketable securities (Note 3)	819,103	893,353
Accounts receivable	82,048	41,001
Due from related parties (Note 8)	2,821	18,980
Prepaid expenses	70,124	39,889
Field supplies (Note 4)	147,152	173,152
Deposits	111,561	-
	2,436,038	2,404,339
Mineral properties (Note 5)	9,695,641	8,708,501
Property, plant and equipment (Note 6)	66,500	70,323
	$ 12,198,179	$ 11,183,163
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (Note 8)	$ 312,317	$ 96,151
Future income taxes	1,009,077	859,577
	1,321,394	955,728
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	24,747,119	23,502,262
Contributed surplus	17,043	9,449
Stock-based compensation (Note 7 (e))	838,806	746,157
Deficit	(14,726,183)	(14,030,433)
	10,876,785	10,227,435
	$ 12,198,179	$ 11,183,163

Nature of operations and going concern (Note 1)
Commitment (Note 9) Subsequent event (Note 13)

Approved by the Directors: *"Kenneth E. Leigh"*   *"William J. Coulter"*
                               Kenneth E. Leigh   William J. Coulter

COMMANDER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenue				
Production interest	$ -	$ -	$ -	$ 19,250
Mineral property transactions	-	62,788	-	63,016
	-	62,788	-	82,266
General & administrative expenses				
Administration	4,500	-	9,000	-
Amortization	4,963	4,489	9,881	7,912
Annual report and meeting	13,508	815	14,624	7,542
Audit and accounting	17,927	13,568	32,035	28,687
Consultants	12,192	20,435	29,784	31,885
Insurance	7,125	-	14,250	-
Investor relations and promotion	46,399	66,110	108,735	125,861
Legal	6,475	(680)	9,498	3,218
Office and miscellaneous	14,193	25,833	29,097	48,952
Regulatory and transfer agent fees	3,170	6,186	16,186	19,496
Rent and storage	17,785	1,902	41,616	8,548
Salaries and benefits	26,566	88,955	99,298	192,157
Stock-based compensation	7,855	393,358	109,968	560,243
	182,658	620,971	523,972	1,034,501
Loss before the undernoted	(182,658)	(558,183)	(523,972)	(952,235)
Investment income	2,384	9,467	6,182	17,740
Property investigation	(37,153)	415	(38,349)	(172)
Gain/loss on sale of marketable securities	38,896	-	38,896	(14,000)
Write down of marketable securities	(8,000)	-	(8,000)	-
Write down of mineral properties	-	-	(21,007)	-
Loss before taxes	(186,531)	(548,301)	(546,250)	(948,667)
Future income taxes	(222,958)	380,046	(149,500)	413,054
Loss for the period	(409,489)	(168,255)	(695,750)	(535,613)
Deficit, beginning of period	(14,316,694)	(12,352,994)	(14,030,433)	(11,985,636)
Deficit, end of period	$ (14,726,183)	$ (12,521,249)	$ (14,726,183)	$ (12,521,249)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)
Weighted average number of shares outstanding	31,452,614	24,485,287	31,110,558	23,687,675

COMMANDER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash provided from (used for):				
Operating activities				
Loss for the period	$ (409,489)	$ (168,255)	$ (695,750)	$ (535,613)
Items not involving cash:				
Amortization	4,963	4,489	9,881	7,912
Gain/loss on sale of marketable securities	(38,896)	-	(38,896)	14,000
Stock-based compensation	7,855	393,358	109,968	560,243
Future income taxes	222,958	(380,046)	149,500	(413,054)
Write down of marketable securities	8,000	-	8,000	-
Write down of mineral properties	-	-	21,007	-
	(204,609)	(150,454)	(436,290)	(366,512)
Net change in non-cash working capital items				
Accounts receivable	(41,244)	(97,256)	(41,047)	34,622
Due from related parties	467	16,705	16,159	29,068
Prepaid expenses	(35,525)	(22,038)	(30,235)	(113,365)
Field supplies	26,000	-	26,000	-
Deposits	1,650	-	(111,561)	330,642
Accounts payable and accrued liabilities	17,217	92	(35,386)	26,783
	(236,044)	(252,951)	(612,360)	(58,762)
Investing activities				
Proceeds from sale of marketable securities	124,145	-	124,145	21,000
Mineral property acquisition and exploration costs	(829,253)	(1,553,593)	(1,012,877)	(1,681,521)
Accounts payable and accrued liabilities related to mineral properties	256,341	560,422	251,553	567,563
Cash, exploration funds	(606,786)	1,067,545	(419,943)	1,160,263
Purchase of equipment	(1,604)	(17,105)	(6,058)	(45,853)
	(1,057,157)	57,269	(1,063,180)	21,452
Financing activities				
Shares issued for cash, net of issue costs	1,215,662	71,573	1,220,862	1,364,471
Increase (decrease) in cash and cash equivalents	(77,539)	(124,109)	(454,678)	1,327,161
Cash and cash equivalents, beginning of period	372,325	1,383,520	749,464	(67,750)
Cash and cash equivalents, end of period	$ 294,786	$ 1,259,411	$ 294,786	$ 1,259,411

Supplemental cash flow information (Note 11)

COMMANDER RESOURCES LTD.
Notes to Financial Statements
June 30, 2005
(Unaudited – See Notice)

_____

1. **Nature of Operations and Going Concern**

   The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves. The Company is considered to be in the exploration stage.

   The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

      - the discovery of ore reserves;
      - the ability of the Company to obtain financing to complete development; and
      - future profitable production from the properties or proceeds from disposition.

   At June 30, 2005, the Company had incurred a deficit of $14,726,183 and had working capital of $2,123,721 which may not be sufficient to achieve the Company's planned business objectives for fiscal 2005. The Company may require additional financing to meet it's currently budgeted 2005 exploration programs.

   These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

   (a) **Use of estimates**

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   (b) **Basis of presentation**

      The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2004.

_____

2. **Significant Accounting Policies** (continued)

    (c) Consolidation of Variable Interest Entities

    The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

    (d) Certain comparative figures

    Certain comparative figures have been reclassified to conform to the current period's presentation.

3. **Marketable Securities**

    Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The quoted market value of marketable securities at June 30, 2005 was $1,064,753.

    Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,549,500 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4. **Field Supplies**

    In fiscal 2004, the Company pre-purchased field supplies for the upcoming 2005 Baffin Island exploration program. The supplies consist of fuel, propane, and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut. As at June 30, 2005, the remaining amount of field supplies totalled $147,152.

COMMANDER RESOURCES LTD.
Notes to Financial Statements
June 30, 2005
(Unaudited – See Notice)

_____

5. **Mineral Properties**

At June 30, 2005, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill, Couteau, White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	-	30,420	-	-	-	-	-	1,008	31,428
Exploration costs:												
Administration	-	82	-	347	31	440	-	23,927	2,269	5,757	962	33,815
Drilling	-	1,013	-	134,849	-	75,524	-	21,000	-	-	-	232,386
Geochemistry	-	-	-	132	3,090	-	-	1,020	-	-	-	4,242
Geology	3,765	234	4,870	14,635	22,436	6,899	1,508	38,136	8,344	10,812	24,188	135,827
Geophysics -Ground	-	-	200	400	661	2,690	200	157,199	108	2,152	538	164,148
Licences and fees	3,431	-	3,800	-	-	-	-	44,846	-	2,957	30,409	85,443
Mobilization/demob.	-	-	-	-	-	-	-	298,474	8,538	18,325	-	325,337
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,831	8,045
Prospecting	-	-	-	-	20,492	-	-	365	-	157	-	21,014
Trenching/line cutting	-	-	-	537	3,090	-	-	2,467	-	-	-	6,094
	7,196	1,329	8,870	150,900	50,130	85,553	1,708	590,637	19,420	41,680	58,928	1,016,351
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	-	(341)	-	(19,396)	(39,632)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	-	(341)	-	(19,396)	(60,639)
Net additions	7,196	(20,073)	8,870	150,900	80,550	66,053	1,708	590,637	19,079	41,680	40,540	987,140
Balance at June 30, 2005	$ 1,149,122	$ 415,443	$ 126,785	$ 254,697	$ 80,550	$ 483,555	$ 59,227	$ 3,959,264	$ 262,851	$ 546,657	$ 2,357,490	$ 9,695,641

(1) Included in "Other Properties" in 2004.

_____

5. **Mineral Properties** (continued)

(a) **Sarah Lake Joint Venture, Labrador**
   The Company owns a 48% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 52%.

(b) **Green Bay, Newfoundland**
   The Company holds a 100% interest in the Green Bay property.

(c) **Adlatok 1, Labrador**
   The Company owns a 59.5% interest in the Adlatok 1 property.

(d) **Big Hill, Newfoundland**

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 200,000 common shares and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision. Subsequent to the quarter end, the Company issued 60,000 shares to the vendor extending the option into the third term.

(e) **Blue Hills and White Bear, Newfoundland**

   On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $7,500 (paid) and 21,000 common shares (issued) are due on signing of the final agreement. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.
   On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares are due on signing of the final option agreement. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million. The terms of this agreement is subject to acceptance by the TSX Venture Exchange.

(f) **Stewart, New Brunswick**
   The Company owns a 100% interest in the Stewart property.

_____

5. **Mineral Properties** (continued)

(g) **Sally, Labrador**

The Company owns a 100% interest in the Sally property.

(h) **Qimmiq, Nunavut**

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return royalty from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(i) **Dewar Lake, Nunavut**

The Company has earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. ("BHP Billiton") covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property. BHP Billiton retains a floating net smelter return royalty from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(j) **Bravo Lake, Nunavut**

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

_____

5. **Mineral Properties** (continued)
    (k) **Other Properties**

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at June 30, 2005 are as follows:

		2005
British Columbia		
Abe & Pal	$	71,221
Tam		61,435
Aten, Link, Mate & Tut		2,255
New Brunswick		
Rio		863,636
Nunavut		
Talik		71,384
Newfoundland and Labrador		
Sadie		10,474
Ontario		
Dorothy		55,619
Matheson		14,213
McVean		8,558
Sabin		88,465
Quebec		
Despinassy (1)		88,325
Yukon		
Olympic, Rob		1,021,548
Rein		357
	$	2,357,490

(1) On April 26, 2004, the Company reported that Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy, Quebec Project, entered into an Agreement with Alto Ventures Ltd. (Alto ventures") for Cameco's 70% interest in the Project. The Company waived it's right of first refusal under the Joint Venture in consideration for the following:

- 100,000 common shares of Alto Ventures (received);
- Alto Ventures shall carry the Company's 30% Joint Venture obligations to a maximum of $150,000 (incurred); and
- the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco.

_____

6. **Property, Plant and Equipment**

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 57,240	$ 48,934	$ 8,306
Computer equipment	137,253	102,636	34,617
Leasehold improvements	28,293	4,716	23,577
	$ 222,786	$ 156,286	$ 66,500

7. **Share Capital**

   (a) **Authorized:**

   Unlimited common shares without par value.

   (b) **Issued and outstanding common shares**

	Number of Shares	Amount
Balance, December 31, 2004	30,757,590	$ 23,502,262
Issued for cash and other consideration:		
Private placement, net of issue costs (Note 7(c))	5,297,833	1,207,163
Exercise of options, for cash	70,000	13,700
Exercise of options, stock-based compensation		9,724
For mineral property	41,000	14,270
Balance, June 30, 2005	36,166,423	$ 24,747,119

   (c) **Private Placement**

   On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share. The securities are subject to a four month hold period and may not be traded until October 21, 2005. Finders' fees paid consisted of $7,980 in cash and 204,166 common shares.

   (d) **Stock Options**

   Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for the purchase of up to 6,155,518 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at June 30, 2005, the Company had stock options outstanding for the purchase of 2,802,335 common shares with an average remaining contractual life of 3.45 years, of which 2,527,002 stock options had vested and were exercisable.

_____

7. Share Capital (continued)

(d) Stock Options (continued)

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	2,839,335	$0.41
Granted	50,000	$0.34
Exercised	(70,000)	$0.20
Expired	(17,000)	$0.56
Outstanding at June 30, 2005	2,802,335	$0.43

The following summarizes information about stock options outstanding at June 30, 2005:

Number of Shares	Exercise Price	Expiry Date
179,332	$0.23	September 11, 2006
430,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
50,000	$0.34	January 24, 2010
2,802,335		

_____

7. **Share Capital** (continued)

    (e) **Stock-Based Compensation**

    The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at June 30, 2005:

Risk-free interest rate	2.63%
Expected dividend yield	-
Expected stock price volatility	115.08%
Expected option life in years	3.18

    Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

    (f) **Warrants**

    The following summarizes information about warrants outstanding at June 30, 2005:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired	Outstanding at June 30, 2005
$0.70	October 27, 2005	35,000	-	-	-	35,000
$0.45/ $0.50	December 8, 2005 /2006	2,500,000	-	-	-	2,500,000
		2,535,000	-	-	-	2,535,000

8. **Related Party Transactions**

    In addition to the marketable securities disclosed in Note 3 and the commitment disclosed in Note 9, the Company has the following related party transactions and balances:

    (a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $2,821 owed by those companies for shared administrative expenses.

    (b) Included in accounts payable is $5,812 owed to Diamonds North Resources Ltd., a company related by virtue of a common director, relating to shared office premises and administrative staff.

    (c) The Company paid or accrued legal fees in the aggregate of $1,761 to a law firm which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $844 owed to the firm.

_____

9. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $68,600.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the comparative fiscal period were derived from a production interest, which was earned in Canada.

11. Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:		
Investing activities:		
Shares received for mineral property	$	19,000
Shares issued for mineral property	$	(14,270)
Financing activities:		
Stock-based compensation	$	9,724
Other cash flow information:		
Interest received	$	6,034

12. Income Taxes

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at June 30, 2005 and which are held in trust for such expenditures. As at June 30, 2005, the amount of flow-through proceeds remaining to be expended is $908,443.

_____

13. Subsequent Event

On July 20, 2005, the Company granted of 783,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company's compensation policy. The options are exercisable for five years at $0.25 per share and are subject to the policies of the TSX Venture Exchange.

COMMANDER RESOURCES LTD.

Certificate of Interim Filings
during Transition Period

I, Kenneth E. Leigh, President and Chief Executive Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

By: "Kenneth E. Leigh"
       Kenneth E. Leigh
       President and Chief Executive Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

40

COMMANDER RESOURCES LTD.

**Certificate of Interim Filings
during Transition Period**

I, Michael Lee, Chief Financial Officer of Commander Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Commander Resources Ltd. (the "Issuer") for the interim period ending on June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: August 25, 2005

By: "Michael Lee"
       Michael Lee
       Chief Financial Officer

Suite 510, 510 Burrard Street, Vancouver, BC Canada V6C 3A8 Telephone 604.685.5254 Fax 604.685.2814
CMD – TSX Venture Exchange www.commanderresources.com

41

Management Discussion & Analysis
FORM 51-102F1

For the Six Months Ended
June 30, 2005

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Labrador, Newfoundland, and British Columbia. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the six months ended June 30, 2005.

Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of August 25th, 2005 (the "Report Date").

Highlights for the Three Months Ended June 30, 2005

- On May 2nd, 2005, the Company announced the start of the Baffin project. The program includes detailed ground geophysics, detailed structural mapping, sampling and diamond drilling. As at the date of this report, the initial phase of diamond drilling had been completed on the Ridge Lake prospect area where about 1,800 metres was drilled in 24 shallow holes.

- On May 5th, 2005, shareholders at the Company's Annual General Meeting approved all items set forth in the proxy including an increase in the number of allowable stock options to a maximum of 6,155,518, adoption of new articles of incorporation, and an increase the authorized share capital to unlimited from 100,000,000. The latter two items came into effect on May 19, 2005. Copies of the documents can be found on www.sedar.com.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

- On the Big Hill, Newfoundland gold project four drill holes were completed to test several geochemical and geophysical anomalies. Two gold bearing veins, each approximately 60 centimetres (2 feet) wide contained 5 to 10 percent coarse crystalline pyrite containing gold, copper, lead and zinc mineralization. The features and style of mineralization are similar to those found at the nearby Hammerdown gold deposit.

- On the Stewart property, New Brunswick, two diamond drill holes totalling 625 metres were completed. Both holes encountered widespread, low grade copper mineralization with several 0.40 to 1.0 metre intervals assaying 0.35 to 0.65 percent copper.

- The first phase of work on the Blue Hills and White Bear uranium properties in Newfoundland was completed. Results included 18 samples exceeding 4 pounds per tonne U_3O_8 (0.18% U_3O_8) and 33 samples exceeding 2 pounds per tonne U_3O_8 (0.09% U_3O_8). Highest values were 12.3 pounds per tonne U_3O_8 (0.56% U_3O_8), 11.7 pounds per tonne U_3O_8 (0.53% U_3O_8), 10.3 pounds per tonne U_3O_8 (0.46% U_3O_8) and 9.2 pounds per tonne U_3O_8 (0.42% U_3O_8).

- On June 22nd, 2005, the Company completed a private placement of 5,093,667 flow-through commons at $0.24 per share for net proceeds of $1,207,163.

- Throughout the period, the Company raised $13,700 dollars through the exercise of stock options.

Subsequent Events to June 30, 2005

- On July 20th, 2005, the Company granted of 783,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company's compensation policy. The options are exercisable for five years at $0.25 per share and are subject to the policies of the TSX Venture Exchange.

COMMANDER RESOURCES LTD.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

At June 30, 2005, the Company held mineral properties exclusively in Canada.   Exploration activity and expenditures incurred on the Company's properties are tabulated and discussed in more detail below.

	Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill, Couteau, White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	-	30,420	-	-	-	-	-	1,008	31,428
Exploration costs:												
Administration	-	82	-	347	31	440	-	23,927	2,269	5,757	962	33,815
Drilling	-	1,013	-	134,849	-	75,524	-	21,000	-	-	-	232,386
Geochemistry	-	-	-	132	3,090	-	-	1,020	-	-	-	4,242
Geology	3,765	234	4,870	14,635	22,436	6,899	1,508	38,136	8,344	10,812	24,188	135,827
Geophysics -Ground	-	-	200	400	661	2,690	200	157,199	108	2,152	538	164,148
Licences and fees	3,431	-	3,800	-	-	-	-	44,846	-	2,957	30,409	85,443
Mobilization/demob.	-	-	-	-	-	-	-	298,474	8,538	18,325	-	325,337
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,831	8,045
Prospecting	-	-	-	-	20,492	-	-	365	-	157	-	21,014
Trenching/line cutting	-	-	-	537	3,090	-	-	2,467	-	-	-	6,094
	7,196	1,329	8,870	150,900	50,130	85,553	1,708	590,637	19,420	41,680	58,928	1,016,351
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	-	(341)	-	(19,396)	(39,632)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	-	(341)	-	(19,396)	(60,639)
Net additions	7,196	(20,073)	8,870	150,900	80,550	66,053	1,708	590,637	19,079	41,680	40,540	987,140
Balance at June 30, 2005	$ 1,149,122	$ 415,443	$ 126,785	$ 254,697	$ 80,550	$ 483,555	$ 59,227	$ 3,959,264	$ 262,851	$ 546,657	$ 2,357,490	$ 9,695,641

(1) Included in "Other Properties" in 2004.

COMMANDER RESOURCES LTD.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns. The Company preliminary budget for the 2005 Baffin Island exploration program as follows:

Table 1 – Baffin Island Budget

	Preliminary Budget	Cost to Date Actual	Variance
Administration	$ 50,000	$ 31,953	$ 18,047
Drilling	550,000	21,000	529,000
Geochemistry	100,000	1,020	98,980
Geology	120,000	57,292	62,708
Geophysics -Ground	470,000	159,459	310,541
Licences and fees	40,000	47,803	(7,803)
Permitting	-	4,884	(4,884)
Mobilization/demob.	-	325,337	(325,337)
Prospecting and trenching	670,000	2,989	667,011
	$ 2,000,000	$ 651,737	$ 1,348,263

Cost to date for Baffin Island reflects the combined expenditures for Qimmiq, Dewar Lake and Bravo Lake at June 30, 2005. The large variances reflect that the program is underway and a major component of the budget, drilling, commenced after the quarter end. Please note that the discussion in the MD&A is as of the report date and includes drilling activities in July and August which is not reflected in Table 1 above.

Mobilization/demob costs include moving supplies into the field and ongoing camp costs. At the end of the program, these costs will be allocated based on a percentage of Man Days, to the different exploration programs.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Qimmiq, Baffin Island Nunavut (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. In 2004, a four month exploration program commenced in late May and continued until mid-September to follow-up encouraging results from the limited 2003 program. The principal target on the property is gold mineralization hosted within a Proterozoic-age (1,800 million years old) iron formation sequence; however, potential also exists on the property for Broken Hill-type Zn-Ag and Nickel-Copper deposits. The project included detailed geological mapping, prospecting, airborne and ground Electromagnetic ("EM") and Magnetic ("Mag") geophysical surveys to follow up known surface gold occurrences and locate new gold and base metal prospects.

Qimmiq Exploration Program

The geological field program commenced in early May with a ground geophysical program on the Ridge Lake and Peninsula prospect areas. The summer geological program commenced on June 18th and the first phase of diamond drilling commenced on July 15th. Additional geological mapping was focused on Ridge lake West and some infill channel sampling was completed. In addition, detailed geological mapping, channel sampling and ground magnetic surveying was completed on the Qim 5 prospect area. Surface channel samples and diamond drill core has been sent to the laboratory for analysis. Results are awaited.

The initial phase of drilling was focused on the Ridge Lake prospect area where 1,800 metres was drilled in 24 holes shallow holes for an average hole depth of 75 metres. The drill holes were spotted using surface geology, surface gold mineralization and the results of the available airborne and ground geophysical data.

Dewar Lake, Nunavut (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Bravo Lake, Nunavut (Gold Project)

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

Bravo Lake Exploration Program

Work on the Bravo Permits concentrated on the Durette and 2369 prospect areas at the eastern end of the property (approximately 40 kilometres to the east of Ridge Lake**)**. Detailed geological, ground magnetic and electromagnetic surveys and channel sampling were completed. A total of 179 channel samples and 121 grab samples have been collected from Durette/2369. Results are awaited.

Big Hill, Newfoundland (Gold Project)

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 200,000 common shares and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision. Subsequent to the quarter end, the Company issued 60,000 shares to the vendor extending the option into the third term.

Big Hill Exploration Program

The Big Hill diamond drill program consisted of four diamond drill holes totalling 544.36 metres which was designed to test several geochemical and geophysical anomalies. Two veins, each approximately 60 centimetres (2 feet) wide contain 5 to 10 percent aggregates of coarse crystalline pyrite along with visible traces of copper, lead and zinc mineralization. Significant assay results for the two veins are tabulated below:

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

DDH No.	Interval (metres)	Length (metres)	Au g/t	Ag g/t
BH 05-01	46.4 to 47.0	0.60	4.06	36.29
BH-05-03	140.67 to 141.38	0.71	3.92	29.10

In addition to the intervals tabulated below, other narrow gold-quartz veins assaying from 0.10 to 0.90 g/t Au over 0.10 – 0.35 metres were encountered in the holes. Hole BH-05-04 contained no significant gold values. The Big Hill veins are hosted by mafic volcanics and gabbros which have been highly altered and fractured.

The project received financial assistance from the Newfoundland and Labrador Junior Company Exploration Assistance Program (JCEAP) amounting to approximately 50% of the exploration expenditures.

Blue Hills and White Bear, Newfoundland (Uranium Project)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant to purchase 250,000 common shares exercisable at a price of $1.00 per share and completing $1,000,000 in exploration work. To date, the Company has paid $7,500 and issued 21,000 common shares. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined and will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1.0 million.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. To date, the Company has paid $7,000 in cash and issued 20,000 common shares. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million. The terms of this agreement is subject to acceptance by the TSX Venture Exchange.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

Blue Hills and White Bear Exploration Program

The Company completed the first phase of its field program consisting of prospecting, sampling and mapping on the Blue Hills and White Bear uranium project, located just north of the port of Burgeo on the south coast of Newfoundland. The properties have not been previously drilled, are located close to a paved highway and power line, close to a sea port and are in a sparsely vegetated area.

Field crews equipped with handheld scintillometers successfully located the main mineral showings in outcrop and boulder fields that were reported and documented by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB) in the early 1980's.

More than 100 rock chip and channel samples were collected from boulder and outcrop exposures where radiometric anomalies were recorded. Samples collected averaged 2 to 3 kilograms each consisting of an aggregate of numerous rock chips. A few saw-cut channel samples were also collected. No single "grab" samples were submitted for analysis in this batch.

Blue Hills and White Bear Exploration Results

Results included 18 samples exceeding 4 pounds per tonne U_3O_8 (0.18% U_3O_8) and 33 samples exceeding 2 pounds per tonne U_3O_8 (0.09% U_3O_8). Highest values reported were 12.3 pounds per tonne U_3O_8 (0.56% U_3O_8), 11.7 pounds per tonne U_3O_8 (0.53% U_3O_8), 10.3 pounds per tonne U_3O_8 (0.46% U_3O_8) and 9.2 pounds per tonne U_3O_8 (0.42% U_3O_8). A total of 57 samples returned values exceeding 1 pound per tonne U_3O_8 (0.045% U_3O_8). Detailed sample results are shown in the table and map on the Company's website.

Mineralization appears to be stratigraphically controlled in most of the prospects. At the "Main" prospect on Blue Hills, 21 samples returned in excess of 2 pounds per tonne U_3O_8 and 10 samples were in excess of 4 pounds per tonne U_3O_8. A composite of three consecutive saw-cut channel samples from a bedrock exposure graded 2.36 pounds per tonne U_3O_8, over 1.5 metres. The best rock chip sample ran 11.70 pounds per tonne U_3O_8 from another part of the bedrock exposure. At the #4 Boulder Prospect, located about 600 metres to the east along strike from the Main prospect, 2 samples returned 7.84 pounds per tonne and 4.32 pounds per tonne U_3O_8. The main host rocks are fine-grained felsic volcanics with strong silica and sericite alteration.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Results for approximately 15 individual grab samples collected from specific sites in the area of the larger samples and from outcrop and boulders verified historical results reported by Shell Canada and the Central Electricity Generating Board (CEGB). On Blue Hills, bedrock samples near the previously reported channel samples on the Main prospect ran 2.06% U_3O_8 (45.32 pounds per tonne U_3O_8) and 0.422 % U_3O_8 (9.28 pounds per tonne U_3O_8). On the White Bear River Property, three angular boulders from the #3 prospect returned values from five samples including 0.564% U_3O_8, 0.512% U_3O_8 and 0.714% U_3O_8 (12.4, 11.5 and 15.7 pounds per tonne, respectively.

Blue Hills and White Bear Future Plans

Based on the encouraging results returned from the limited first pass sampling program, an aggressive follow-up sampling and mapping program is being planned for later this summer that will include a combination of detailed radiometric surveying, basal till soil sampling and machine trenching and sampling using a back-hoe.

Nepisiguit - Stewart, New Brunswick (Zinc/Copper Project)

The Company owns a 100% interest in the Stewart property located in the prolific Bathurst Mining Camp. It was acquired in 1996 by optioning claims from Rio Algom Limited (Rio Option) and private claim owners (Stewart Option). Commander owns 100% subject to certain Back-In Rights on the Nepisiguit property and a 1% N.S.R. on the Stewart property.

Stewart Exploration Program

Two diamond drill holes totalling 625 metres were completed on the Stewart property. Both holes encountered widespread, low grade copper mineralization with several 0.40 to 1.0 metre intervals assaying 0.35 to 0.65 percent copper. The second hole of the program, designed to intersect an interpreted deep conductor encountered an internal sedimentary horizon between 370 and 416 metres, where the hole was terminated. The size of the interpreted conductor is well over 100 metres long and room exists for the anticipated copper breccia zone just to the north of the current deep drill hole. The conductor is open at depth within the breccia pipe.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

The Company was granted financial assistance by the Government of New Brunswick's Junior Mining Assistance Program (2004), which provided 40 percent of the project funding.

Results of Operations

-Current Quarter Results

Cash and cash equivalents of $294,786 decreased $77,539 from the previous quarter, as cash was used to fund operating and investing activities. Operating activities used $236,044 of which general and administrative expenses used $204,609 and non-cash working capital items used $31,435. Investing activities used $1,057,157 with mineral property acquisitions and exploration costs using $829,253 and cash exploration funds using $606,786. Financing activities provided $1,215,662 in cash through the issuance of common shares. The Company completed a flow-through financing during the quarter.

General and administrative expenses of $182,658 represented a $158,656 decrease from the previous quarter $341,314. The decrease was largely due to the $7,855 in stock-based compensation expense compared to the previous quarter expense of $109,968. Other fluctuations from the previous quarter are noted below:

- Annual report and meeting expense of $13,508 (Q1 - $1,116) largely reflects the mailing and printing cost associated with Company's annual general meeting held on May 5th, 2005.

- Investor relations and promotion expense of $46,399 (Q1 - $62,336) decreased as the previous quarter included $7,410 for re-design of the website and corporate profile tradeshow booth.

- Gain on sale of marketable securities of $38,896 (Q1 - $Nil) reflects the sale of investments to provide working capital for the Company.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Six months ended June 30, 2005 compared with the Six Months Ended June 30, 2004

The Company had no revenues for the three months ended June 30, 2005 whereas the comparative period included the final payment of the Company's production interest in the Hammerdown/Rumbullion Gold Deposit. General and administrative expense of $523,972 (2004 - $1,034,501) represented a $510,529 decrease over fiscal 2004. Notable fluctuations in comparison to the comparative period are:

- Insurance expense of $14,250 (2004 - $Nil) reflects the Company's change in accounting treatment to record the unrecognized portion as a prepaid expenses whereas in the past the Company expensed the entire amount when paid.

- Investor relations and promotion expense of $108,734 has decreased from the comparative fiscal period. The current period includes cost associated with full-time employment of a corporate communications person. A breakdown as follows:

	Q2 - 2005	Q2 - 2004
Administration	$ 28	$ 1,752
Conferences and trade shows	45,527	63,124
Consulting, wages and benefits	33,705	1,875
Media	5,982	31,733
Promotion and advertising	23,493	27,377
	$ 108,735	$ 125,861

- Salaries and benefits expense of $99,298 (2004 - $192,157) represented a $92,859 decrease over 2004 which reflected the cost associated with changing presidents including a signing bonus paid to the new President to facilitate vacating his former position early and the transition period when compensation was paid to both presidents.

- Stock-based compensation expense of $109,968 (2004 - $560,243) represented the vesting of 250,000 stock options. Stock-based compensation expense is a non-cash item.

For the six months ended June 30, 2005, the Company's loss before taxes was $546,250 (2004 - $948,667). The loss after a future income taxes of $149,500 (2004 - $413,054) was $695,750 (2004 - $535,613). The Company does not anticipate paying cash dividends during fiscal 2005.



Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Summary of Quarterly Results, For the Three Months Ended:

	Sept. 30 2003 Q3	Dec. 31 2003 Q4	Mar. 31 2004 Q1	Jun. 30 2004 Q2	Sept. 30 2004 Q3	Dec. 31 2004 Q4	Mar. 31 2005 Q1	Jun. 30 2005 Q2
Mineral expenditures, net	$ 619,428	$ 73,699	$ 127,928	$ 1,553,593	$ 1,923,323	$ 149,112	$ 183,624	$ 829,253
Revenues	$ 107,190	$ 81,360	$ 19,478	$ 62,788	$ -	$ (228)	$ -	$ -
G&A (incl. stock comp.)	$ 145,355	$ 332,928	$ 413,530	$ 620,971	$ 333,858	$ 284,807	$ 341,314	$ 182,658
Stock comp. expense	$ -	$ 163,919	$ 166,885	$ 393,358	$ 110,007	$ 7,855	$ 102,113	$ 7,855
G&A (less stock comp.)	$ 145,355	$ 169,009	$ 246,645	$ 227,613	$ 223,851	$ 276,952	$ 239,201	$ 174,803
Income (loss)	$ (83,012)	$ (2,502,509)	$ (367,358)	$ (168,255)	$ (364,026)	$ (459,486)	$ (286,261)	$ (409,489)
Income (loss) per share -basic and diluted	$ (0.01)	$ (0.14)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)
Weighted avg. common shares -basic and diluted	17,633,619	17,677,629	18,004,378	22,890,063	25,967,914	25,314,313	30,764,701	31,452,614

The Company's predominant exploration project is currently on Baffin Island, Nunavut in Canada's far north and is subject to seasonal working conditions. The Company's exploration program on this project typically runs during the spring and summer to early fall periods so most of the expenditures are incurred during the second and third quarters. In 2004, The Company's net mineral expenditures for these two quarters was $1,553,593 and $1,923,323. The Company anticipates increased exploration expenditures for the same two quarters in 2005.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal 2003, the Company's general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense included which is more reflective of normal operations.

In 2004, overall general and administrative expenses have increased as the Company increased investor relations activity in promoting the Company's activities and overlap cost for the transition of the new President. In 2005, general and administrative expenses are expected to be lower in comparison to 2004.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Liquidity

At June 30, 2005, the Company had $2,123,721 in working capital, which may not be sufficient to complete the Company's planned business objectives for 2005. To help furnish the Company's 2005 business objectives, management completed a flow-through financing, noted below, to fund the exploration programs in Canada and sold portions of its marketable securities to assist with working capital requirements. Management is cognizant of the dilution to shareholders caused by equity financing and sees the sale of its marketable securities as an alternative to equity financing to preserve shareholder value.

On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share were issued for net proceeds of $1,207,163. The securities are subject to a four month hold period and may not be traded until October 21, 2005. Finders' fees were paid with $7,980 in cash and 204,166 in common shares. In addition, the Company raised $13,700 from the exercise of 50,000 stock options.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has entered into option agreements whereby the Company is required to meet certain obligations during fiscal 2005 to keep the options in good standing:

- On the Big Hill property in Newfoundland, the Company must issue 60,000 common shares (**issued**) to Black Bart Prospecting Inc. and spend a minimum of $75,000 in exploration expenditures (**expended**) before July 31, 2005.

- On the Blue Hill and White Bear properties in Newfoundland, the Company must issue 21,000 common shares (**issued**) and spend a minimum of $75,000 in exploration expenditures before March 16, 2006.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

- On the Couteau lake Property in Newfoundland, the Company must issue 20,000 common shares (**issued**) and spend $40,000 in exploration expenditures by April 22, 2006.

- On Bravo Lake in Nunavut, the Company must spend a minimum of $71,000 in exploration expenditures before December 31, 2005.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities at June 30, 2005 are 1,549,500 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert and 167,647 common shares of Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $2,821 owed by those companies for shared administrative expenses. Included in accounts payable is $5,812 owed to Diamonds North relating to shared office premises and administrative staff.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

Proposed Transactions

None.

Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Critical Accounting Estimates

There have been no significant changes in critical accounting estimates from those disclosed in the annual MD&A for the year ended December 31, 2004.

Changes in Accounting Polices

The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The Company sold 170,000 shares of Diamonds North during the quarter and subsequent to the quarter end, sold another 312,000 shares. The quoted market value of marketable securities at June 30, 2005 was $1,064,753.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 36,226,423 issued common shares outstanding and the following unexercised stock options, warrants and agents' options:



Management Discussion and Analysis
For the Six Months Ended June 30, 2005

_____

Stock Options

Expiry Date	Exercise Price	Number of Shares
September 11, 2006	$0.23	179,332
January 23, 2008	$0.20	430,337
August 20, 2008	$0.26	221,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	791,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	50,000
July 19, 2010	$0.25	783,000
		3,585,335

Warrants

Expiry Date	Exercise Price	Number of Shares
October 27, 2005	$0.70	35,000
December 8, 2005/2006	$0.45/$0.50	2,500,000
		2,535,000

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
*President, Chief Executive Officer
and Director*

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at June 30, 2005)

Shares Authorized: Unlimited
Shares Issued: 36,166,423

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3



COMMANDER RESOURCES LTD.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**Commander Resources Ltd.**</u>
(Registrant)

Date: October 25, 2005

/s/ Kenneth E. Leigh
By:_____
      Kenneth E. Leigh, President